Exhibit 12.1
Residential Capital, LLC
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated for the years ended December 31, 2006, 2005 and 2004. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Year Ended December 31,

(Dollars in thousands)	2006	2005	2004

Net income before adjustment for minority interest	$714,747	$1,020,626	$968,212
Income tax expense (benefit)	(289,173)	606,300	642,140
Equity-method investee distribution	651,402	281,842	258,901
Equity-method investee earnings	(499,953)	(141,884)	(168,933)
Interest expense	6,460,220	3,872,102	2,404,982
Interest portion of rental expense	41,658	38,165	30,631

Earnings available to cover fixed charges	$7,078,901	$5,677,151	$4,135,933

Fixed Charges:
Interest expense	$6,460,220	$3,872,102	$2,404,982
Interest portion of rental expense	41,658	38,165	30,631

Total fixed charges	$6,501,878	$3,910,267	$2,435,613

Ratio of earnings to fixed charges	1.09	1.45	1.70